SUB-ITEM 77M(a) and (b)

(a) Berger Mid Cap Growth Fund, a series of Berger Investment Portfolio Trust became the surviving entity in the reorganization of the Berger New Generation Fund, also a series of Berger Investment Portfolio Trust.

(b) On May 8, 2002, the shareholders of the Berger New Generation Fund, a series of Berger Investment Portfolio Trust, voted to reorganize the Fund into Berger Mid Cap Growth Fund, also a series of Berger Investment Portfolio Trust. The terms and actions of this reorganization are contained in the Annual Report to Shareholders of the Berger Mid Cap Growth Fund, which was filed on November 21, 2002 and is incorporated herein by reference.

     The reorganization was accomplished pursuant to an Agreement and Plan of Reorganization which is filed herein as Sub-Item 77Q1(g).